Exhibit 99.1

BriaCell Therapeutics Appoints Marc Lustig to its Board of Directors

BERKELEY, Calif. and VANCOUVER, British Columbia, September 1, 2021— BriaCell Therapeutics Corp. (Nasdaq: BCTX, BCTXW) (TSX-V: BCT) (“BriaCell” or the “Company”), a clinical-stage biotechnology company specializing in targeted immunotherapies for advanced breast cancer, announces the appointment of Mr. Marc Lustig to the Company’s Board of Directors, effective September 1, 2021. Marc, through his investment company L5 Capital Inc., owns 1,530,000 common shares of BriaCell, representing 10.0% of BriaCell’s issued and outstanding common shares.

“It is our pleasure to welcome Marc to our Board of Directors at this transformative phase for BriaCell,” remarked Jamieson Bondarenko, BriaCell’s Chairman of the Board. “Marc’s exemplary expertise in both corporate finance and the pharmaceutical industry will be invaluable to our capital markets and corporate partnership strategies as we advance our novel cancer therapeutics.”

“BriaCell’s novel technology has the potential to change the way we treat cancer,” said Marc Lustig. “As the largest shareholder and now a director, I have been thoroughly impressed by the BriaCell team’s passion and commitment to bring new treatment options to cancer patients who do not respond to current therapies. I look forward to working with the team on their strategic capital and partnering activities to drive significant value for shareholders.”

Mr. Lustig is a highly regarded investor, entrepreneur, and corporate finance veteran with a deep understanding of the life sciences industry, including biotechnology and pharmaceuticals, as well as the legal cannabis industry. Marc holds MSc and MBA degrees from McGill University and his professional experience includes working at Merck & Co., and his capital markets career includes roles in biotech equity research, corporate finance and as Head of Capital Markets. Mr. Lustig was the founder and CEO of Origin House which was sold to Cresco Labs Inc. (CSE: CL; OTCQX: CRLBF) in 2020 where he currently serves as a director. In addition to being a director of a number of public companies, Marc founded the Lustig Family Medical Cannabis Research & Care Fund of the Cedars Cancer Foundation that provides cannabis to palliative cancer patients.

Additionally, the Company announces that its Board of Directors has approved a grant of options for 100,000 common shares (the “Options”) to Mr. Lustig in his role as a director of the Company, pursuant to the Company’s stock option plan. The Options have an exercise price of C$7.24 per share, a term of five years, and vest immediately. Mr. Lustig intends to donate any proceeds from the exercise of such Options to the Cedars Cancer Foundation. The grant of the Options is subject to the approval of the TSX Venture Exchange.

About BriaCell Therapeutics Corp.

BriaCell is an immuno-oncology focused biotechnology company developing targeted and effective approaches for the management of cancer. More information is available at https://briacell.com/.

Safe Harbor

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on BriaCell’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully under the heading “Risks and Uncertainties” in the Company’s most recent Management’s Discussion and Analysis, under “Risks and Uncertainties” in the Company’s other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements contained in this announcement are made as of this date, and BriaCell Therapeutics Corp. undertakes no duty to update such information except as required under applicable law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information

Company Contact:

William V. Williams, MD

President & CEO

1-888-485-6340

info@briacell.com

Media Relations:

Jules Abraham

Director of Public Relations

CORE IR

917-885-7378

julesa@coreir.com

Investor Relations Contact:

CORE IR

investors@briacell.com